UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Wayside Technology Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

946760105

(CUSIP Number)

Simon F. Nynens
c/o New Jersey Institute of Technology
University Heights

Newark, New Jersey 07102

973-642-7068

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 946760105

1	NAME OF REPORTING PERSON

Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3 for details)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.81% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 4,505,693 shares of Common Stock outstanding as reported by Wayside Technology Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

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CUSIP NO. 946760105

Explanatory Note:

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission on June 17, 2019 (as so amended, the “Schedule 13D”) by Simon F. Nynens, an individual (“Nynens”), with respect to the common stock, par value $ $0.01 per share (the “Common Stock”) of Wayside Technology Group, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Industrial Way West, Suite 300, Eatontown, New Jersey 07724.

This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Security and Issuer

Unchanged.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by the following information:

As a result of the Agreement (as defined and described in Item 4 below), Nynens may be deemed to be part of a group with Shepherd Kaplan Krochuk, LLC, a Delaware limited liability company (“SKK LLC”), each of David Shepherd, David Kaplan and Timothy Krochuk (as Managing Members of SKK LLC), North & Webster SSG, LLC, a Delaware limited liability company (N&W”), and Samuel Kidston, as the Managing Member of N&W (collectively, the “SKK Reporting Persons”). The information required by Item 2 relating to the SKK Reporting Persons is set forth in Schedule A. Neither the fact of this filing or anything contained herein shall be deemed an admission by Nynens that he constitutes a group with the SKK Reporting Persons.

All of the information relating to the SKK Reporting Persons in this Schedule 13D, including Schedule A hereto, consists of information solely disclosed by the SKK Reporting Persons to Nynens and filed by the SKK Reporting Persons under Section 13 of the Exchange Act. While Nynens has no reason to believe that such information was not reliable as of its date, Nynens makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Amendment shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet disclosed by the SKK Reporting Persons, that may affect the accuracy or completeness of such information.

Item 3.	Source and Amount of Funds or Other Consideration

Nynens initially received the securities covered by this by Amendment through the transactions described in the Schedule 13D filed on June 17, 2019. Subsequent to the final reporting date in such Schedule 13D, Nynens sold an aggregate of 16,732 shares of Common Stock in open market transactions. As of the date hereof, Nynens beneficially owns 261,631 shares of Common Stock.

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CUSIP NO. 946760105

Item 4.	Purpose of Transaction

On November 27, 2019, Nynens entered into an agreement (the “Agreement”) with SKK LLC, in collaboration with N&W (and together with SKK LLC and each of its affiliates, “SKK”), with respect to (i) the shares of Common Stock owned by Nynens (the “Shares”) and (ii) an investment vehicle, to be advised and controlled by SKK (the “Purchase Vehicle”), to be formed to acquire up to 100% of the outstanding capital stock of the Issuer (the “Potential Transaction”). Under the Agreement, Nynens granted to SKK, Samuel Kidston and designees of SKK an irrevocable proxy to vote Nynens’ Shares in favor of the Potential Transaction, against any Third-Party Acquisition (as defined in the Agreement) and as directed by SKK with respect to the election of directors nominated by persons other than the Issuer. The Agreement provides that Nynens may vote his Shares in his discretion with respect to any other matter, provided that the parties will use reasonable efforts to mutually agree on the manner in which Nynens’ Shares will be voted. The Agreement also includes restrictions on Nynens’ ability to transfer his Shares, enter into derivative transactions, purchase or otherwise acquire Shares or other securities of the Issuer, or grant proxies or powers of attorney, or enter into voting agreements, with respect to his Shares.

The Agreement provides that SKK will make all decisions with respect to (i) any investment in securities of the Issuer and the voting of any securities of the Issuer owned by the Purchase Vehicle, SKK, Nynens (to the extent provided in the Agreement) or any of their respective affiliates, (ii) all aspects of the Potential Transaction, including, without limitation, the making of any proposals or offers for the Potential Transaction, the structuring of the Potential Transaction and the negotiation of definitive agreements providing for the Potential Transaction, and (iii) any proxy contest, proxy solicitation, written consent solicitation or other action relating to or potentially affecting the composition of the Board or organizational or governing documents of the Issuer. In the Agreement, Nynens acknowledged that SKK has had discussions with potential debt and equity financing sources for the Potential Transaction and that SKK shall have the authority to continue to engage in such discussions with such potential financing sources and such additional financing sources as it may determine, and to negotiate the terms of such financing, including any commitment letter and definitive agreements relating thereto. In connection with the financing of the Potential Transaction, Nynens agreed to use reasonable best efforts to contribute up to $300,000 (either in cash or Shares) to the Purchase Vehicle (or other entity designated by SKK) immediately prior to consummation of the Potential Transaction upon such terms as are mutually acceptable to the parties (but Nynens shall otherwise be entitled to receive the applicable per share consideration for his Shares payable to all stockholders of the Issuer in the event of the consummation of the Potential Transaction or a Third-Party Acquisition). SKK will consult with Nynens regarding the foregoing matters as it deems reasonably necessary or appropriate. Following a successful consummation of the Potential Transaction, the Agreement provides that, unless Nynens has engaged in conduct that could reasonably be expected to be materially damaging to the reputation of Nynens or the Issuer, the parties shall use reasonable best efforts to (i) appoint Nynens as Executive Chairman of the Issuer at an annual base salary of $250,000 for a minimum term of three (3) years, and (ii) grant Nynens stock options or comparable equity awards representing three percent (3%) of the outstanding equity in the Issuer, in each case subject to mutually agreeable terms and conditions to be negotiated in good faith by the parties.

In consideration for Nynens’ agreements, the Agreement provides that Nynens will be entitled to receive an allocation of one-third of any performance-based compensation paid or allocated to the general partner from the Purchase Vehicle. Nynens will not be subject to any fees from SKK or any of its affiliates arising out of any investment by him in the Purchase Vehicle, but, upon a sale or other disposition of his Shares, including in connection with a third-party acquisition of the Issuer, Nynens has agreed to pay to SKK an amount equal to 15% of any increase in value of such Shares over a base price of $14.00 per share (calculated based on the net cash amount actually received by Nynens with respect to such Shares upon their sale or other disposition, as well as dividends and other similar amounts received by Nynens with respect to such Shares in excess of the quarterly dividend paid by the Issuer in the ordinary course), less the amount of any break-up or termination fee received by SKK or its affiliates pursuant to any definitive agreement providing for the Potential Transaction.

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CUSIP NO. 946760105

The Agreement contains customary indemnification provisions and will terminate upon the occurrence of any of the specified events set forth therein. The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.1 and incorporated herein by reference.

SKK has made a proposal to the Issuer’s Board of Directors (the “Board”) to acquire all of the outstanding Shares of the Issuer for an all-cash purchase price in a transaction that would provide certainty and liquidity to the stockholders of the Issuer at an attractive premium. However, the Board has refused to engage in a dialogue with SKK regarding its proposal.

The SKK Reporting Persons have stated their intention to continue to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale of the Issuer or certain of the Issuer's businesses or assets, including transactions in which the SKK Reporting Persons may seek to participate and engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The SKK Reporting Persons have stated their intention to continue to communicate with the Issuer's management and Board about a broad range of operational and strategic matters to maximize stockholder value and to communicate with other stockholders or third parties, including potential debt and equity financing sources, regarding the Issuer. The SKK Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

According to the SKK Reporting Persons, they do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The SKK Reporting Persons have stated that they believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity. Depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the SKK Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the SKK Reporting Persons may endeavor to purchase or sell shares of Common Stock, or engage in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments. In addition, the SKK Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)	Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 261,631 shares of Common Stock, representing 5.81% of the outstanding shares of Common Stock based on 4,505,693 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

By virtue of the proxy granted to SKK pursuant to the Agreement, the SKK Reporting Persons may be deemed to share the power to vote and dispose or direct the disposition of the shares of Common Stock beneficially owned by Nynens in accordance with the terms of the Agreement. See the discussion of the Agreement contained in Item 4 hereof.

(b)	Nynens holds of record and directly beneficially owns and has the shared direct power to vote and shared direct power to dispose of 261,631 shares of Common Stock.
(c)	Except for the Agreement, and the transactions contemplated by the Agreement, Nynens has not effected any transaction in the Common Stock during the 60 days prior to the filing of this Amendment.
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CUSIP NO. 946760105

(d)	Except to the extent otherwise provided in the Agreement, no person other than Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following information:

The descriptions of the Agreement in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Agreement included as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, understandings or relationships between Nynens, the SKK Reporting Persons and any other person with respect to the Common Stock.

Item 7.	Material to Be Filed as Exhibits

99.1       Agreement, dated November 27, 2019, by and between SKK and Nynens.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2019
Dated
/s/ Simon F. Nynens
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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CUSIP NO. 946760105

Schedule A

Certain information regarding the SKK Reporting Persons

Name	Business Address	Principal Business or Principal Occupation
Shepherd Kaplan Krochuk, LLC, a Delaware limited liability company	125 Summer Street, Floor 22, Boston, Massachusetts 02110	Acting as an investment advisor.
David Shepherd	125 Summer Street, Floor 22, Boston, Massachusetts 02110	Managing Member of SKK
David Kaplan	125 Summer Street, Floor 22, Boston, Massachusetts 02110	Managing Member of SKK
Timothy Krochuk	125 Summer Street, Floor 22, Boston, Massachusetts 02110	Managing Member of SKK
North & Webster SSG, LLC, a Delaware limited liability company	125 Summer Street, Floor 22, Boston, Massachusetts 02110	Providing portfolio management services to SKK LLC
Samuel Kidston	125 Summer Street, Floor 22, Boston, Massachusetts 02110	Managing Member of N&W

 To the best of Nynens’ knowledge, none of the foregoing persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Nynens’ knowledge, Timothy Krochuk is a citizen of Canada and each other individual listed above is a citizen of the United States.